Exhibit 99.1

Caesarstone Announces Raanan Zilberman’s Resignation and Appointment of Yair Averbuch as Interim Chief Executive Officer

MP MENASHE, Israel -- (BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced that it has accepted the resignation of its Chief Executive Officer, Mr. Raanan Zilberman. The Board of Directors has appointed Mr. Yair Averbuch, Caesarstone’s Chief Financial Officer, as Interim Chief Executive Officer, effective immediately. Mr. Ophir Yakovian, Caesarstone’s incoming Chief Financial Officer, will transition to his new role in the coming weeks as planned.

Dr. Ariel Halperin, Chairman of Caesarstone’s Board of Directors, will partner closely with Mr. Averbuch during the interim period. Caesarstone has retained a global executive search firm with the intent to quickly identify new Chief Executive Officer candidates.

Dr. Halperin commented “The Company conveys its appreciation to Raanan for his contributions to Caesarstone over the last year and we wish him the best of luck in his future endeavors. The Board has deep and abiding confidence in the strength of the Company’s brand, the power of its competitive position in its markets around the world, and the dedication of its management team and employees. I am looking forward to working closely with Yair and Caesarstone’s management team to ensure a seamless transition.”

Mr. Averbuch commented, “I am confident that in close partnership with Ariel and our management team our strategic and operational focus will remain clear, and we will continue to make progress toward the realization of a powerful, shared vision for the future success of our Company.”

About Caesarstone
Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s three collections of products — Classico, Supernatural, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Forward-Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Caesarstone’s plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and other claims; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading “Risk Factors” in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and Caesarstone undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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